U. S. SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D. C.  20549



                          FORM 11-K



     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

         for the fiscal year ended November 30, 2000

                             OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      for the transition period from _______ to _______

               Commission file number 2-79636



            HOURLY EMPLOYEES' STOCK PURCHASE PLAN



                   CHESAPEAKE CORPORATION
                    1021 East Cary Street
                       P. O. Box 2350
               Richmond, Virginia  23218-2350


            HOURLY EMPLOYEES' STOCK PURCHASE PLAN


Administration of the Plan:

  The Plan is administered by the Hourly Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). At November 30, 2000, the Committee members were:

                Name                      Address

            Thomas  A.  Smith* (1)       Richmond,  Virginia 23218

            J.  P.  Causey Jr. (2)       Richmond,  Virginia 23218

            William  T.  Tolley (3)      Richmond,  Virginia 23218

       (1) Mr. Smith is Vice President - Human Resources of the Corporation.

       (2)   Mr.  Causey is Senior Vice President, Secretary
       & General Counsel of the Corporation.

       (3)  Mr. Tolley is Senior Vice President - Finance  &
       Chief Financial Officer of the Corporation.

       *Committee Chairman

  Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

  (a)  Financial statements:

       Hourly Employees' Stock Purchase Plan:

       Statements of Financial Condition
       Statements of Income and Changes in Plan Equity

  (b)     Exhibits:

            Exhibit 23.1 - Consent of PricewaterhouseCoopers LLP








                             -1-

                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.





                    HOURLY EMPLOYEES' STOCK PURCHASE PLAN



                    By:    /s/ Thomas A. Smith
                               ---------------
                               Thomas A. Smith, Chairman of the Committee





February 16, 2001
































                             -2-

Report of Independent Accountants






To the Hourly Employees' Stock
Purchase Plan Committee:


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Hourly Employees' Stock Purchase Plan (the "Plan") at November 30, 2000 and 1999 and the changes in plan equity for each of the three years in the period ended November 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



                    By:  /s/ PricewaterhouseCoopers LLP
                             --------------------------
                             PricewaterhouseCoopers LLP






Richmond, Virginia
February 16, 2001
















                             -3-
HOURLY EMPLOYEES' STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION
November 30, 2000 and 1999
                                            2000     1999
                                           ------   ------
Asset:
 Funds held by Chesapeake Corporation and
   participating subsidiaries (Note 4)      $1,179   $3,797
                                          ======== ========
Plan Equity                                 $1,179   $3,797
                                          ======== ========

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended November 30, 2000, 1999 and 1998
                                    2000    1999     1998
                                   ------  ------   ------
Contributions:
 Employees, net of refunds       $213,274 $317,213 $325,114
 Employer: $63,505 in 2000,
  $92,296 in 1999, and $105,007
  in 1998;less withheld taxes
  of $25,964, $37,610, and
  $42,753, respectively            37,541   54,686   62,254
                                   ------   ------   ------
                                  250,815  371,899  387,368
Deductions:
 Purchase and distribution to
  participants at year end of
  11,291 shares in 2000 ($18.13
  per share), 11,297 shares in
  1999 ($30.63 per share), and
  10,876 shares in 1998 ($35.45
  per share) of common stock of
  Chesapeake Corporation (Note 1) 204,706  346,043  385,551

 Net transfers to Salaried
   Employees'Stock Purchase Plan    1,021   10,607    1,216
 Net distribution due to sale of
   Chesapeake Display and Packaging
   Litho-laminate business (Note 7)47,706        -        -
 Net distribution due to sale of
   Chesapeake Building Products
   Company (Note 8)                     -   16,651        -
                                   ------   ------   ------
                                  253,433  373,301  386,767
                                   ------   ------   ------
   (Decrease) increase in plan
      equity                       (2,618)  (1,402)     601

Plan equity, beginning of year      3,797    5,199    4,598
                                   ------   ------   ------
      Plan equity, end of year    $ 1,179  $ 3,797  $ 5,199
                                   ======   ======   ======
The accompanying notes are an integral part of these financial statements.
                             -4-

NOTES TO FINANCIAL STATEMENTS


   1.   Description of the Plan:

   The stockholders of Chesapeake Corporation (the "Corporation") have approved the Hourly Employees' Stock Purchase Plan (the "Plan") and reserved a total of 900,000 shares of the Corporation's common stock for sale to eligible hourly employees, as defined, of the Corporation and participating subsidiaries (the "Employer").

   The Plan is administered by a committee (the "Committee") appointed by the Corporation's Board of Directors. Participants in the Plan, which became effective in December 1982, are permitted to invest between one and five percent of their basic compensation, as defined. The Employer contributes to the Plan, as of the end of the Plan Year (see Note 6), a percentage (determined by the Committee of the Plan, generally 30% to 50%) of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws. The combined amount becomes available to purchase from the Corporation, shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares as the Plan does not provide for the purchase of fractional shares. A participant may terminate his participation in the Plan at any time. Upon termination, the Employer will return his contributions and the participant will forfeit all rights to any contribution which would have been made at the end of the plan year.

   As of November 30, 2000, 706,446 shares (11,291 shares in the current year and 695,155 in prior years) of the Corporation's common stock had been issued under the Plan and 193,554 shares were available for future issuance.

   Hourly paid employees of certain divisions of Chesapeake Display and Packaging Company, Chesapeake Packaging Co., and Chesapeake Building Products Company were eligible to become participants in the Hourly Employees' Stock Purchase Plan provided that such employees otherwise meet the requirements for participation set forth in the Plan.

   2.   Plan Year:

   The fiscal year of the Plan ends each November 30.

   3.   Accounting Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                               -5-
NOTES TO FINANCIAL STATEMENTS, Continued

   4.   Funds Held by Chesapeake Corporation and
        Participating Subsidiaries:

   Funds received or held by the Employer with respect to the Plan consist of cash which may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.



   5.   Taxes and Expenses:

   The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

   Expenses of administering the Plan are borne by the Employer.



   6.   Contributions to the Plan:

   Contributions (net of withheld taxes and refunds) were as follows:

                              2000               1999               1998
                       ------------------ ------------------ ------------------
                       Employees Employer Employees Employer Employees Employer Chesapeake Corporation
Subsidiaries:
 Chesapeake Display and
  Packaging Company     $193,493 $ 33,954  $276,150 $ 47,224  $262,825 $ 46,623
 Chesapeake Packaging Co. 19,781    3,587    27,352    4,958    37,521   11,284
 Chesapeake Building
  Products Company             -        -    13,711    2,504    24,768    4,347
                        -------- --------  -------- --------  -------- --------
  Totals                $213,274 $ 37,541  $317,213 $ 54,686  $325,114 $ 62,254
                        ======== ========  ======== ========  ======== ========



   7.  Contribution of Chesapeake Display & Packaging  Litho-
       Laminate Business :

   On February 18, 2000, the Company contributed its litho-laminate business of Chesapeake Display and Packaging Company to a joint-venture with Georgia-Pacific Corporation. The Corporation distributed the accumulated 1999 carryover employee and employer contributions and 2000 employee and employer contributions which were made to the Plan, to affected participants prior to the date of the sale.

   8.  Sale of Chesapeake Building Products Company:

   On July 30, 1999, the Corporation completed the sale of its Building Products business. The Corporation distributed the accumulated 1998 carryover employee and employer contributions and 1999 employee and employer contributions which were made to the Plan, to the Building Products participants prior to the date of the sale.


   9.  Subsequent Events:

   On  January  12, 2001, the Company made the  decision  to
   sell   Chesapeake  Display  and  Packaging  Company   and
   Chesapeake Packaging Co.  The Plan, as described in  Note
   1, remains in effect up to the date of sale.

                                                 EXHIBIT 23.1



     CONSENT OF PRICEWATERHOUSECOOPERS LLP



             We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 2-79636) of Chesapeake Corporation of our report dated February 16, 2001 relating to the financial statements of the Hourly Employees' Stock Purchase Plan, which appears in this Form 11-K.



                               /s/PRICEWATERHOUSECOOPERS LLP
                                  --------------------------
                                  PRICEWATERHOUSECOOPERS LLP





Richmond, Virginia
February 16, 2001